Wearable Health Solutions, Inc.

2300 Yonge Street, Suite 1600

Toronto, Ontario Canada M4P 1E4

Phone: (855) 226-4827

Edward M. Kelly

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Offering Statement on Form 1-A
Filed: September 11, 2020
File No. 24-11316

October 14, 2020

Dear Mr. Kelly,

This letter sets forth the request of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to the SEC comments on October 1, 2020, to our Form 1-A (File No. 24-11316)

SEC Comment:

Please update your financials to the year ended June 30, 2020.

Company Response: The Company has updated its financials throughout the Form 1-A to reflect the year ended June 30, 2020, as well as updating the document to reflect more current information.

The Company respectfully requests that the SEC correspondence be addressed to the Company’s CEO Mr. Harrysen Mittler.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (855) 226-4827 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director